SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Appendix 3B

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional

securities and agreement

Information or documents not available now must be given to ASX as soon as available.

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity:
PRANA BIOTECHNOLOGY LIMITED (ASX: PBT)

ABN:
37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing Ordinary Shares (PBT)

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes (PBT)

5	Issue price or consideration	A$66,000

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Unlisted Options (PBTAQ)

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	12 December 2012

6c	Number of +securities issued without security holder approval under rule 7.1	Nil

6d	Number of +securities issued with security holder approval under rule 7.1A	Nil

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil

6f	Number of securities issued under an exception in rule 7.2	200,000

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer annexure 1

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 November 2013

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	416,226,146	Ordinary Shares (PBT)

9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)

ASX Code	Number	Class of Securities			Issued under an ESOP
		Security Type	Exercise Price	Expiry Date
PBTAA	200,000	Unlisted Options	AUD$0.61	24 Oct 2018	2004 ASX Plan
PBTAB	261,750	Unlisted Options	$Nil	7 Aug 2014	2004 ASX Plan
PBTAC	1,683,793	Unlisted Options	AUD$0.37	25 June 2018	2004 ASX Plan
PBTAD	360,000	Unlisted Options	AUD$0.73	3 Nov 2018	2004 ASX Plan
PBTAI	8,512,645	Unlisted Options	AUD$0.225	24 Mar 2015	-
PBTAO	612,397	Unlisted Options	AUD$0.17	24 Feb 2016	-
PBTAQ	8,800,000	Unlisted Options	AUD$0.33	13 Dec 2017	2004 ASX Plan
PBTAS	1,418,756	Unlisted Options	AUD$0.15	31 Mar 2014	2004 ASX Plan
PBTAU	1,000,000	Unlisted Options	AUD$0.25	19 Dec 2014	2004 ASX Plan
PBTAW	1,508,237	Unlisted Options	AUD$0.25	20 Mar 2017	2004 ASX Plan
PBTAY	306,490	Unlisted Options	AUD$0.66	4 Aug 2018	2004 ASX Plan
PBTAZ	360,000	Unlisted Options	AUD$0.66	1 Oct 2018	2004 ASX Plan
TOTAL	25,024,068

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

✓

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now (if issued upon conversion of another security, clearly identify that other security) Example: In the case of restricted securities, end of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Quotation Agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign Here: ______________________

                         Company Secretary                                                                                                      Date: Monday 25th November 2013

Print Name:    Mr Richard Revelins

The CFO Solution

25.11.2013

Appendix 3B – Annexure 1

Calculation of placement capacity under rule

7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	340,689,928

Add the following:

• Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2

• Number of fully paid ordinary securities issued in that 12 month period with shareholder approval

• Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

• Include only ordinary securities here – other classes of equity securities cannot be added

• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

• It may be useful to set out issues of securities on different dates as separate line items

12,847,808 10,000,000 Nil
Subtract the number of fully paid ordinary securities cancelled during that 12 month period	Nil
“A”	363,537,736

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	54,530,660

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable ) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	27,047,380
“C”	27,047,380

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	54,530,660
Subtract “C” Note: number must be same as shown in Step 3	27,047,380
Total [“A” x 0.15] – “C”	27,483,280 [Note: this is the remaining placement capacity under rule 7.1]

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	363,537,736

Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	36,353,774

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items	25,641,030
“E”	25,641,030

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	36,353,774
Subtract “E” Note: number must be same as shown in Step 3	25,641,030
Total [“A” x 0.10] – “E”	10,712,744 Note: this is the remaining placement capacity under rule 7.1A

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act

[ASX Code: PBT]

Monday 25th November 2013

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Ordinary Shares
Class/Description:	Ordinary Fully Paid Shares
ASX Code:	PBT
Date of Issue:	25 November 2013
Number Issued:	200,000
Issue Price:	AUD$66,000

Accordingly the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the "Corporations Act") that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:
(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and
(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no "excluded information" (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Richard Revelins

Company Secretary

Prana Biotechnology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

November 25, 2013